UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the

Securities Exchange Act of 1934

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[ X]	Preliminary Information Statement
[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[ ]	Definitive Information Statement

MICHAEL JAMES ENTERPRISES, INC.

(formerly BullsnBears.com, Inc.)

(Name of Registrant As Specified in Charter)

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Michael James Enterprises, Inc.

743 Morris Turnpike, # 334

Short Hills, New Jersey  07078

INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY

AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Dear Shareholders:

We are writing to advise you that our Board of Directors and shareholders holding a majority of our outstanding voting capital stock have approved the amendment of the Articles of Incorporation of the Company to : (i) change the name of the Company to MJ Biotech, Inc. ; and   (ii) amend the Certificate of Designations of the Series B Preferred Stock, no shares of which are outstanding, whereby the conversion rate shall be increased from one share of Series B Preferred Stock to one share of the Company’s common stock, to one share of Series B Preferred Stock to one hundred shares of the Company’s common stock; and (iii) allocate the remaining 5,000,000 authorized, but unallocated, shares of  Preferred Stock of the Company as Series C Preferred stock which shall have no voting rights and shall convert at a ratio of one share of Series C Preferred Stock into one hundred shares of common stock of the Company with an ownership limitation of 9.99% of the then outstanding shares of the Company’s common stock.

These actions were approved by written consent on August 4, 2016 (as to subpart (i)) and June 8, 2016 (as to subparts (ii) and (iii)) by our Board of Directors and a majority of holders of our voting capital stock, in accordance with Delaware Corporation Act. Our directors and majority of the shareholders of our outstanding capital stock, as of the record date of August 4 , 2016, have approved the changes to the Company’s Articles of Incorporation as being in the best interests of our Company and our shareholders.

WE ARE NOT ASKING YOU FOR A PROXY,

AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

No action is required by you. Pursuant to Rule 14(c)-2 under the Securities Exchange Act of 1934, as amended, the proposals will not be adopted until a date at least twenty (20) days after the date of this Information Statement has been mailed to our shareholders. This Information Statement is first mailed to you on or about September 6 , 2016.

ONLY THE STOCKHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON AUGUST 4 , 2016, THE RECORD DATE, ARE ENTITLED TO NOTICE OF THE CORPORATE ACTION.  STOCKHOLDERS WHO HOLD IN EXCESS OF 50% OF THE COMPANY’S SHARES OF VOTING CAPITAL STOCK ENTITLED TO VOTE ON THE ACTION HAVE VOTED IN FAVOR OF THE ACTIONS.  AS A RESULT, THE ACTION HAS BEEN APPROVED WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER STOCKHOLDERS OF THE COMPANY.  THESE ACTIONS ARE EXPECTED TO BE EFFECTIVE ON A DATE THAT IS AT LEAST TWENTY (20) DAYS AFTER THE MAILING OF THE DEFINITIVE INFORMATION STATEMENT TO THE SHAREHOLDERS OF RECORD.

We encourage you to read the attached Information Statement carefully for further information regarding these actions.  In accordance with Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended, the approval of the action described herein by the holders of a majority of the voting power of the Company will be deemed ratified and effective at a date that is at least 20 days after the date this Information Statement has been mailed or furnished to our stockholders.  This Information Statement is first being mailed or furnished to stockholders on or about September 6 , 2016.

Michael James Enterprises, Inc.

743 Morris Turnpike, # 443

Short Hills, New Jersey  07078

INFORMATION STATEMENT AND NOTICE OF ACTIONS TAKEN

BY WRITTEN CONSENT OF THE MAJORITY SHAREHOLDERS

OF THE VOTING CAPITAL STOCK OF THE CORPORATION

THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS

 AND NO STOCKHOLDERS' MEETING WILL BE HELD

 TO CONSIDER THE MATTERS DESCRIBED HEREIN.

This Information Statement is being furnished to you solely for the purpose of informing stockholders of the matters described herein in compliance with Regulation 14C of the Exchange Act.

GENERAL

This Information Statement is being furnished to all holders of the common stock of Michael James Enterprises, Inc. (the "Company") as of August 4 , 2016 in connection with the action taken by written consent of holders of a majority of the outstanding voting power of the Company to authorize the Merger.

"We," "us," "our," the “Registrant” and the "Company" refers to Michael James Enterprises, Inc., a Delaware corporation

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors of the Company (the “Board”) believes that the stockholders of the Company will benefit from the amendment to the Company’s Articles of Incorporation because it will enhance shareholder value by allowing the company to acquire business assets and/or attract investors through the issuance of Preferred Stock.

ACTIONS TO BE TAKEN

This Information Statement contains a brief summary of the material aspects of the actions approved by the Board and the holders of the majority of the outstanding voting capital stock of the Company.

AMENDMENT OF ARTICLES OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY TO MJ BIOTECH, INC.

The Board approved the change of the Company name to MJ Biotech, Inc. so that the name more closely reflects the proposed operations of the Company going forward.

AMENDMENT OF ARTICLES OF INCORPORATION AS RELATES TO THE SERIES B AND SERIES C PREFERRED STOCK OF THE COMPANY

The Company has no Series B  or Series C Preferred Stock outstanding ..  The Company is changing the nature and characteristics of the Series B Preferred Stock, and is establishing the Series C Preferred Stock, so that it can better attract institutional and private investors and/or acquire assets in exchange for Preferred Stock of the Company.

SUMMARY OF THE SERIES B PREFERRED STOCK

Currently the Series B Preferred stock of the Company contains voting rights of two votes for every one share of common stock and a one for one conversion rate into the Company’s common stock.  Pursuant to the Amendment to the Certificate of Designations of the Series B Preferred stock, the voting rights have been increased whereby each share of Series B Preferred Stock shall be entitled to 1,000 common stock votes; the conversion rate shall increase to where one share of Series B Preferred stock converts into one hundred shares of the Company’s common stock and the Series B Preferred stock shall be unaffected by reverse stock splits and combinations.

SUMMARY OF THE SERIES C PREFERRED STOCK

Currently the Company does not have a Series C class of Preferred stock. Pursuant to the new Certificate of Designations of the Series C Preferred stock, the voting rights shall be whereby Series C Preferred Stock shall carry no voting rights; the conversion rate shall be one share of Series C Preferred stock converts into one hundred shares of the Company’s common stock and the Series C Preferred stock shall be unaffected by reverse stock splits and combinations and any holder of the Series C Preferred Stock will only be permitted to convert into common stock so that such holder shall hold no more than 9.99 percent of the then outstanding common stock at any one point in time.

PLANS, PROPOSALS OR ARRANGEMENTS TO ISSUE

NEWLY DESIGNATED SEREIS B PREFFERED STOCK

The Company intends to issue 660,000 shares of Series B Preferred Stock pursuant to a certain Asset Purchase Agreement to acquire the proprietary and exclusive technology for the formulation of a therapeutic treatment for sleep apnea.  This asset acquisition repositions the Company as a biotech company.

PLANS, PROPOSALS OR ARRANGEMENTS TO ISSUE

NEWLY AVAILABLE SEREIS C PREFFERED STOCK

The main purpose of creating the Series C Preferred Stock is in order to have the ability to issue shares, with no voting rights, to attract investors.  The Company has not entered into any agreements whereby it has agreed to issue the newly available Series C Preferred shares.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-K and 10-Q (the “1934 Act Filings”) with the Securities and Exchange Commission (the “Commission”). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

OUTSTANDING VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.0001 per share, of which 12,958,270 shares are outstanding as of August 4 , 2016.  Additionally, the Company has authorized 5,000,000 Series A Preferred Stock have voting power (2 votes for every share of Series A Preferred Stock) of which 4,000 issued and outstanding as of August 4 , 2016.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following information table sets forth certain information regarding the Company’s common stock owned on the Record Date by (i) each who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (ii) each director and officer, and (iii) all officers and directors as a group:

Name and Address of Voting Shareholders (1)	Number of Shares Voted	Percentage of Class	Percentage Total of Voting Power (2)

James Farinella	Common – 9,300,000	71.76%	71.72%
		%	%
		%	%
		%	%
		%	%
All Votes Cast (1 person)		71.76%	71.72%

(1)	Address of all voting shareholders is 760 Route 10, Suite 203, Whippany, New Jersey.
(2)	Percent of Class is based on 12,958,270 shares of common stock and 4,000 Shares of Series A (which have 2 votes per share) issued and outstanding as of August 4, 2016.

DISSENTER’S RIGHTS OF APPRAISAL

The Stockholders have no dissenter’s right under Delaware General Corporation Law, the Company’s articles of incorporation consistent with above, or By-Laws to dissent from any of the provisions adopted in the Amendments.

VOTE REQUIRED

Pursuant to the Company's By-Laws and Delaware’s General Corporation Law, a vote by the holders of at least a majority of the Company’s outstanding votes is required to effect the Merger and Amendment. As of the record date, the Company had 12,958,270 of the shares of common stock that are entitled to one vote each for a total of 12,958,270 votes.  Additionally, the holders of the Series A Preferred Stock are entitled to 2 votes for every share of Series A Preferred Stock.  As of the record date, the Company had 4,000 of the shares of Series A Preferred Stock are entitled to 4,000 votes. The consenting stockholders voted in favor of the Amendment described herein in a unanimous written consent s , dated June 8, 2016 and August 4, 2016 .. Because consenting shareholder holds 9,300,000 shares of the issued and outstanding common stock representing 9,300,000 votes, and 0 shares Series A Preferred stock representing 0 votes, for a total of 9,300,000 votes of the capital stock (which shares are equal to 71.72% of the total issued and outstanding voting capital stock on the record date), no action is needed by the minority stockholders in connection with the Amendment ..

VOTE REQUIRED FOR APPROVAL

In accordance with Section 242 of the General Corporation Law, the following actions were taken based upon the unanimous recommendation and approval by the Company's Board of Directors and the written consent of the majority voting power.

The Board of Directors of the Company has adopted, ratified and approved the Amendment. The securities that are entitled to vote to approve the Amendment consist of issued and outstanding shares of the Company's $0.001 par value common voting stock outstanding on August 4 , 2016, and the holders of the issued and outstanding shares of the Company’s Series A Preferred Stock outstanding on August 4 , 2016, the record date for determining shareholders who are entitled to notice of and to vote on the proposed Amendment.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Board of Directors fixed the close of business on August 4 , 2016 as the record date for the determination of the common and preferred shareholders entitled to notice of the action by written consent.

As of the record date, the Company had 12,958,270 voting shares of common stock issued and outstanding. The holders of shares of common stock are entitled to one vote per share on matter to be voted upon by shareholders.

The holders of shares of common stock are entitled to receive pro rata dividends, when and if declared by the Board of Directors in its discretion, out of funds legally available therefore.

Dividends on the common stock are declared by the Board of Directors. In addition, the payment of any such dividends will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

As of the record date, the Company had 4,000 voting shares of Series A Preferred Stock issued and outstanding. The holders of shares of Series A Preferred Stock are entitled to two votes per share, for a total of 8 ,000 on any matter to be voted upon by shareholders.

Shareholders and the holders of a controlling interest equaling approximately 71.72% of the voting power of the Company, as of the record date, have consented to the proposed Amendment. The shareholders have consented to the action required to adopt the Amendment. This consent was sufficient, without any further action, to provide the necessary stockholder approval of the action.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director, executive officer, nominee for election as a director, associate of any director, executive officer or nominee or any other person has any substantial interest,

direct or indirect, by security holdings or otherwise, in the proposed Amendment of the Company's Articles of Amendment and the Preferred S tock , and of those shares , or in any action covered by the related resolutions adopted by the Board of Directors, which is not shared by all other stockholders.

FORWARD-LOOKING STATEMENTS

This Information Statement may contain certain “forward-looking” statements (as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the U.S. Securities and Exchange Commission in its rules, regulations and releases) representing our expectations or beliefs regarding our company. These forward-looking statements include, but are not limited to, statements concerning our operations, economic performance, financial condition, and prospects and opportunities. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “might,” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements, by their nature, involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including factors discussed in this and other of our filings with the U.S. Securities and Exchange Commission.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Securities Exchange Act, we file periodic reports, documents, and other information with the Securities and Exchange Commission relating to our business, financial statements, and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov .

INCORPORATION OF FINANCIAL INFORMATION

We incorporate by reference our Annual Report on Form 10-K for fiscal year ended December 31, 2015 and our Quarterly Report s on Forms 10Q for the quarter ended March 31, 2016.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THIS INFORMATION STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY. PLEASE READ THIS INFORMATION STATEMENT CAREFULLY.

Dated: August 19 , 2016

By Order of the Board of Directors

/s/ James Farinella

Chief Executive Officer and Director